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                                                               Exhibit (b)(4)(b)



                          ENHANCED DEATH BENEFIT RIDER

If any human owner, or the Annuitant if the Owner is not a human being, died:

1.       prior to the Maturity Date;
2.       prior to his or her Attained Age 81; and
3.       while this Enhanced Death Benefit Rider was in force;

the Death Benefit provided in the policy is enhanced as described below.

Enhanced Death Benefit. If the deceased died according to the terms of this rider, the Death Benefit is the greater of:

1.       the Accumulation Value on the date of death,
2. the sum of all Net Premiums less cumulative withdrawals made since the Date of Issue of this policy, and
3.       the Maximum Policy Anniversary Value;

less any state premium tax that is assessed on distribution.

All other aspects of the Death Benefit provision of the policy remain unchanged.

Maximum Policy Anniversary Value. A Policy Anniversary Value is equal to the Accumulation Value on any given Policy Anniversary adjusted by the amount of Net Premiums paid into this policy and withdrawals taken from this policy since that Policy Anniversary. The Maximum Policy Anniversary Value is the largest of these Policy Anniversary Values falling prior-to the deceased's Attained Age 81 and while this rider is in force.

Charges for this Rider. Rider charges will be deducted at issue and on each Policy Anniversary that this rider remains in force, unless a Policy Anniversary falls on a non-market day, in which case the deduction will be made on the first market day following that Policy Anniversary. Rider charges will be deducted on a pro-rata basis from the Accumulation Value held in the Sub-Accounts of the Variable Account and the unloaned portion of the Fixed Account.

Termination.  This rider shall terminate on the earliest of:

1. the Attained Age 81 of the youngest human Owner, or of the Annuitant if the Owner is non-human; or
2.       the date the policy terminates; or
3. any Policy Anniversary requested if before that date we receive at our Home Office written request for termination.

When this rider terminates:

1.       all rights under this rider shall cease; and
2.       no further charges will be deducted for this rider; and
3. the policy shall be considered as separate and complete without this rider.

Signed for Life Insurance Company of the Southwest at Dallas, Texas as of the date of issue of this rider, by


                                            President and
                                            Chief Executive Officer